GALIANO GOLD PROVIDES MIRADANI NORTH

PHASE 3 DRILLING UPDATE

Vancouver, British Columbia, February 1, 2021 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce an update from the exploration program underway at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), with the JV managed and operated by Galiano.

The Miradani North target is located approximately 10 kilometers south of the Asanko Gold Mine's processing plant on the Datano Mining Lease.  A preliminary drilling campaign (Phase 1) was conducted in April 2019 (see news releases dated April 30, 2019) which demonstrated encouraging widths of mineralization and grade in multiple parallel zones.  A follow-up drill program was completed in Q4 2020 (Phase 2) expanding upon the previous results (see news release dated November 30, 2020).  A Phase 3 program to define mineralization at a 40m x 40m spacing has been underway for the past two months with three drill rigs in operation.

Phase 3 Highlights

  Drilling 80% complete with 28 holes consisting of 7,896m total (1,233m reverse circulation and  6,663m of diamond drill)
  Assays received for approximately 56% of the drilling to date with the remainder expected in February 2021. Select intervals are shown in Table 1 and a full set of intervals is shown in Table 2.

Table 1. Select intervals from drilling at Miradani North not previously released1

Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t) gold	Intercept (m @ g/t gold)
TTDD20-032	342	358.7	16.7	6.3	16.7m @ 6.3 g/t
TTPC20-039	85	120	35	2.1	35m @ 2.1 g/t
TTPC20-041	71	107	36	1.9	36m @ 1.9 g/t
TTPC20-044	207	228.6	21.6	2.3	21.6m @ 2.3 g/t
TTPC20-034	175.1	191.4	16.3	3.0	16.3m @ 3.0 g/t
TTDD20-044	189.8	202.3	12.5	3.2	12.5m @ 3.2 g/t

"Miradani North continues to be our top exploration priority coming into 2021," said Greg McCunn, Chief Executive Officer.  "Current drilling has filled in and expanded earlier positive drill results and completion of the Phase 3 program is expected to provide us with sufficient data to carry out engineering studies and an initial resource estimate to allow us to fully evaluate Miradani North for development.  When complete, we plan to commence a campaign of step-out drilling to expand our knowledge of the >5km long Miradani Trend that makes up the broader, Miradani target."

About Miradani North - Geological Setting

Miradani North is located at the northeast end of an approximately 5 km long zone of artisanal workings.  It is also the site of a shallow historic open pit operation and more recent artisanal workings.  The shallow pit is currently flooded whichlimits drill access to the uppermost portions of the mineralized body.

Mineralization at Miradani North appears to follow multiple shear features within a shear zone which has been intruded by several narrow, tabular granitic bodies.  Mineralization occurs in the granite and in surrounding sandstone, siltstone and phyllite sedimentary rocks.  Stratigraphy and structure are both steeply dipping to the northwest as they do for most of the Asankrangwa Belt and at other Asanko Gold Mine operations.

Gold mineralization at Miradani North occurs in quartz veins and in association with silica flooding, pyrite, arsenopyrite, and traces of base metal sulfides along with broader quartz-sericite-pyrite and carbonate alteration.  As mentioned above,  mineralization occurs spatially within and adjacent to granitic intrusions, with two apparently different types of intrusive bodies present (Figures 1 to 8).  Mineralization appears to occur within a subvertical mass.  Completion of the Phase 3 program is designed to further clarify the extent and shape of mineralization.

The initial drill plan was designed to test a postulated steeply dipping tabular mineralized body as occurs at other Asanko operations.  Early in the course of the Phase 3 program, it became apparent that the mineralized zone is a different shape than the anticipated tabular structure.  A large (>250m x 150m x 200m) mineralized zone associated with the granitic intrusions appears to be associated with a gentle flexure in the mineralized trend.  Drill collar locations have been amended to reflect the indicated configuration of mineralization yet retain the 40 x 40m data goal for intersection of mineralized material.

Enquiries:

Peter Lekich

Vice President, Investor Relations

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com

Qualified Person and QA/QC

Dr. Paul Klipfel, CPG, Senior Vice President Exploration of Galiano Gold Inc., is a Qualified Person as defined by Canadian NI 43-101 and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Dr. Klipfel is responsible for all aspects of the work including the Quality Control/Quality Assurance programs and has verified the data disclosed. Dr. Klipfel is not independent of Galiano Gold Inc.

Certified Reference Materials and Blanks are inserted by Galiano Gold into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples.  All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish.  Intertek Minerals Ltd. does their own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking.  Higher grade samples are re-analysed from pulp or reject material or both.  Intertek is an international company operating in 100 countries and is independent of Galiano.  It provides testing for a wide range of industries including the mining, metals, and oil sectors.

Figure 1. Satellite photo map showing Miradani North, three stages of drill holes, and select results.  Intersected granite is shown in pink and is surrounded by steeply dipping, northeast striking, interlayered sandstone, siltstone, and phyllite.  Translucent blue outlines the model shell of mineralization.  This shell has been useful in planning drill holes to intersect mineralization at 40m intervals.  Salmon-colored callout boxes = Phase 2 drilling and yellow callout boxes = Phase 3 drilling.  Small white boxes label section numbers shown below.  Sections are at 40m intervals looking NE and commencing from southwest to northeast.

Figure 2.  Section 691771 (see figure 1 for location).  Shows drill holes, mineralized intercepts, and model shell of mineralization  (blue).  TT21-058 is a planned hole.  Yellow callout box = 2020 Phase 3.

Figure 3.  Section 691800  (see figure 1 for location).  Shows drill holes, mineralized intercepts, and model shell of mineralization (blue).  Yellow callout boxes = 2020 Phase 3.  Light green callout boxes show 2019 intercepts.

Figure 4.  Section 691830 (see Figure 1 for location).  Shows drill holes, mineralized intercepts, and model shell of mineralization (blue).  Yellow callout boxes = 2020 Phase 3.  Light green callout boxes show 2019 intercepts.

Figure 5.  Section 691860.  (see Figure 1 for location).  Shows drill holes, mineralized intercepts, and model shell of mineralization (blue).  Yellow callout boxes = 2020 Phase 3.  Salmon callout boxes = 2020 Phase 2. Light green callout boxes show 2019 intercepts.  Hole TTDD20_056 was terminated at 141 m with difficulties and will be redrilled.

Figure 6. Section 691890.  (see Figure 1 for location).  Shows drill holes, mineralized intercepts, and model shell of mineralization (blue).  Yellow callout boxes = 2020 Phase 3.

Figure 7.  Section 691949.  (see Figure 1 for location).  Shows drill holes, mineralized intercepts, and model shell of mineralization (blue).  Salmon callout boxes = 2020 Phase 2. Light green callout boxes show 2019 intercepts.  Planned hole TNT 109 lies within a flooded area of the pit and cannot be drilled at this time.

Figure 8.  Section 691979.  (see Figure 1 for location).  Shows drill holes, mineralized intercepts, and model shell of mineralization  (blue).  Yellow callout boxes = 2020 Phase 3.

Table 2. Intercepts for Miradani North drilling1,2

Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t)	Intercept	Year Drilled
TTPC19-001	87	89	2	3.2	2m @ 3.2 g/t	2019 Phase 1
TTPC19-001	128	141	13	2.6	13m @ 2.6 g/t	2019 Phase 1
TTPC19-001	152	154	2	1	2m @ 1.0 g/t	2019 Phase 1
TTPC19-001	162	172	10	1.1	10m @ 1.1 g/t	2019 Phase 1
TTPC19-001	197	206	9	0.7	9m @ 0.7 g/t	2019 Phase 1
TTPC19-002	68	85	17	1.1	17m @ 1.1 g/t	2019 Phase 1
TTPC19-002	91	107	16	1.7	16m @ 1.7 g/t	2019 Phase 1
TTPC19-002	114	116	2	1.8	2m @ 1.8 g/t	2019 Phase 1
TTPC19-002	120	122	2	1.2	2m @ 1.2 g/t	2019 Phase 1
TTPC19-002	149	152	3	25.5	3m @ 25.5 g/t	2019 Phase 1
TTPC19-002	156	178	22	1.2	22m @ 1.2 g/t	2019 Phase 1
TTPC19-002	189	228	39	1.8	39m @ 1.8 g/t	2019 Phase 1
TTPC19-004	32	38	6	0.6	6m @ 0.6 g/t	2019 Phase 1
TTPC19-004	84	88	4	1	4m @ 1.0 g/t	2019 Phase 1
TTPC19-004	105	107	2	1.9	2m @ 1.9 g/t	2019 Phase 1
TTPC19-004	150	152	2	1.1	2m @ 1.1 g/t	2019 Phase 1
TTPC19-004	160	174	14	0.8	14m @ 0.8 g/t	2019 Phase 1

TTPC19-004	182	189	7	1.5	7m @ 1.5 g/t	2019 Phase 1
TTPC19-004	199	211	12	1.4	12m @ 1.4 g/t	2019 Phase 1
TTPC19-005	229	231	2	1	2m @ 1.0 g/t	2019 Phase 1
TTPC19-005A	294	296.5	2.5	1	2.5m @ 1.0 g/t	2019 Phase 1
TTPC19-005A	307	309.3	2.3	0.8	2.3m @ 0.8 g/t	2019 Phase 1
TTPC19-005A	312.73	321	8.27	1.1	8.27m @ 1.1 g/t	2019 Phase 1
TTPC19-005A	342	353	11	1.2	11m @ 1.2 g/t	2019 Phase 1
TTPC19-005A	357	377.75	20.75	1.4	20.75m @ 1.4 g/t	2019 Phase 1
TTPC19-005A	389.5	399	9.5	0.7	9.5m @ 0.7 g/t	2019 Phase 1
TTPC19-005A	402.7	416.9	14.2	0.5	14.2m @ 0.5 g/t	2019 Phase 1
TTPC19-006A	17	19	2	0.6	2m @ 0.6 g/t	2019 Phase 1
TTPC19-006A	36	39	3	1.7	3m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	182	193.8	11.8	1.7	11.8m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	201	203	2	0.8	2m @ 0.8 g/t	2019 Phase 1
TTPC19-006A	242	264.9	22.9	1.5	22.9m @ 1.5 g/t	2019 Phase 1
TTPC19-006A	270.6	275	4.4	9.2	4.4m @ 9.2 g/t	2019 Phase 1
TTPC19-006A	280.6	297	16.4	2.4	16.4m @ 2.4 g/t	2019 Phase 1
TTPC19-006A	305.1	309.3	4.2	1.7	4.2m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	315	319.1	4.1	2.2	4.1m @ 2.2 g/t	2019 Phase 1
TTPC19-008	90	94.8	4.8	1.4	4.8m @ 1.4 g/t	2019 Phase 1
TTPC19-008	98.17	108	9.83	2.3	9.83m @ 2.3 g/t	2019 Phase 1
TTPC19-008	113.55	122	8.45	1.8	8.45m @ 1.8 g/t	2019 Phase 1
TTPC19-008	187	198	11	2.1	11m @ 2.1 g/t	2019 Phase 1
TTPC19-008	202	244.6	42.6	2.2	42.6m @ 2.2 g/t	2019 Phase 1
TTPC19-008	248.7	259	10.3	2.2	10.3m @ 2.2 g/t	2019 Phase 1
TTPC19-008	270.9	273	2.1	1.3	2.1m @ 1.3 g/t	2019 Phase 1
TTPC19-009	80	84.3	4.3	2.3	4.3m @ 2.3 g/t	2019 Phase 1
TTPC19-009	99	155	56	3	56m @ 3.0 g/t	2019 Phase 1
TTPC19-009	166	173	7	0.8	7m @ 0.8 g/t	2019 Phase 1
TTPC19-009	192	200.53	8.53	1.2	8.53m @ 1.2 g/t	2019 Phase 1
TTPC19-009	204.46	223.2	18.74	1.1	18.74m @ 1.1 g/t	2019 Phase 1
TTPC19-009	234	239	5	0.4	5m @ 0.4 g/t	2019 Phase 1
TTPC19-010	145	151	6	1	6m @ 1.0 g/t	2019 Phase 1
TTPC19-010	175.5	181	5.5	0.8	5.5m @ 0.8 g/t	2019 Phase 1
TTPC19-010	192.4	229	36.6	2	36.6m @ 2.0 g/t	2019 Phase 1
TTPC19-010	244.8	251	6.2	0.8	6.2m @ 0.8 g/t	2019 Phase 1
TTPC19-010	257.7	264	6.3	0.5	6.3m @ 0.5 g/t	2019 Phase 1
TTPC19-010	268	270.3	2.3	0.8	2.3m @ 0.8 g/t	2019 Phase 1
TTPC19-010	288.8	295.2	6.4	1.4	6.4m @ 1.4 g/t	2019 Phase 1
TTDD20-019	263	265.75	2.75	0.3	2.75m @ 0.3 g/t	2020 Phase 2
TTDD20-019	301	303	2	1.5	2m @ 1.5 g/t	2020 Phase 2

TTPC20-022	288	290	2	2	2m @ 2.0 g/t	2020 Phase 2
TTPC20-022	301.3	304.5	3.2	1.7	3.2m @ 1.7 g/t	2020 Phase 2
TTPC20-022	382	389	7	1.5	7m @ 1.5 g/t	2020 Phase 2
TTPC20-026	19	28	9	2.5	9m @ 2.5 g/t	2020 Phase 2
TTDD20-027	0	2.3	2.3		2.3m @ 0.6 g/t	2020 Phase 2
TTDD20-027	5.5	11.4	5.9		5.9m @ 0.7 g/t	2020 Phase 2
TTDD20-027	177.37	181.75	4.38		4.38m @ 0.6 g/t	2020 Phase 2
TTDD20-027	302.1	305	2.9		2.9m @ 5.0 g/t	2020 Phase 2
TTDD20-029	183	192	9	1.6	9m @ 1.6 g/t	2020 Phase 2
TTDD20-029	241	250	9	0.5	9m @ 0.5 g/t	2020 Phase 2
TTDD20-029	257.67	261.89	4.22	0.5	4.22m @ 0.5 g/t	2020 Phase 2
TTDD20-029	272	285	13	1.6	13m @ 1.6 g/t	2020 Phase 2
TTDD20-032	0	8.1	8.1	0.6	8.1m @ 0.6 g/t	2020 Phase 2
TTDD20-032	188.16	201.4	13.24	1.7	13.24m @ 1.7 g/t	2020 Phase 2
TTDD20-032	232.85	240.14	7.29	4.5	7.29m @ 4.5 g/t	2020 Phase 2
TTDD20-032	244	253	9	0.8	9m @ 0.8 g/t	2020 Phase 2
TTDD20-032	266	272	6	2.3	6m @ 2.3 g/t	2020 Phase 2
TTDD20-032	301.09	309	7.91	1.6	7.91m @ 1.6 g/t	2020 Phase 2
TTDD20-032	325	337	12	0.6	12m @ 0.6 g/t	2020 Phase 2
TTDD20-032	342	358.7	16.7	6.3	16.7m @ 6.3 g/t	2020 Phase 2
TTPC20-024	86	126	40	2.1	40m @ 2.1 g/t	2020 Phase 3
TTPC20-024	134	146.6	12.6	2.4	12.6m @ 2.4 g/t	2020 Phase 3
TTPC20-024	153.2	155.44	2.24	0.6	2.24m @ 0.6 g/t	2020 Phase 3
TTPC20-024	167	176	9	1.8	9m @ 1.8 g/t	2020 Phase 3
TTPC20-024	181	189.09	8.09	0.9	8.09m @ 0.9 g/t	2020 Phase 3
TTPC20-024	193	195	2	5.1	2m @ 5.1 g/t	2020 Phase 3
TTPC20-024	210.5	227	16.5	1.1	16.5m @ 1.1 g/t	2020 Phase 3
TTDD20-025	165	172.16	7.16	0.8	7.16m @ 0.8 g/t	2020 Phase 3
TTPC20-028	232	241	9	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-028	287	306	19	2.2	19m @ 2.2 g/t	2020 Phase 3
TTDD20-030	238.67	241.8	3.13	3.7	3.13m @ 3.7 g/t	2020 Phase 3
TTPC20-033	56	60	4	1.1	4m @ 1.1 g/t	2020 Phase 3
TTPC20-033	66	84	18	1	18m @ 1.0 g/t	2020 Phase 3
TTPC20-033	249.46	252.15	2.69	2.4	2.69m @ 2.4 g/t	2020 Phase 3
TTPC20-033	268.8	286.1	17.3	1.2	17.3m @ 1.2 g/t	2020 Phase 3
TTPC20-033	298.35	300.61	2.26	1.3	2.26m @ 1.3 g/t	2020 Phase 3
TTPC20-033	334.44	347	12.56	0.7	12.56m @ 0.7 g/t	2020 Phase 3
TTPC20-033	362.9	365.5	2.6	2.5	2.6m @ 2.5 g/t	2020 Phase 3
TTPC20-034	104	112	8	2.5	8m @ 2.5 g/t	2020 Phase 3
TTPC20-034	148	154	6	1	6m @ 1.0 g/t	2020 Phase 3
TTPC20-034	175.1	191.4	16.3	3	16.3m @ 3.0 g/t	2020 Phase 3

TTPC20-034	200.2	202.7	2.5	0.6	2.5m @ 0.6 g/t	2020 Phase 3
TTPC20-035	73	76	3	3.9	3m @ 3.9 g/t	2020 Phase 3
TTPC20-035	90	97	7	0.6	7m @ 0.6 g/t	2020 Phase 3
TTPC20-035	106	119	13	1.4	13m @ 1.4 g/t	2020 Phase 3
TTPC20-035	125	134	9	1.1	9m @ 1.1 g/t	2020 Phase 3
TTPC20-035	142.68	147.11	4.43	0.8	4.43m @ 0.8 g/t	2020 Phase 3
TTPC20-035	150.27	158.48	8.21	0.7	8.21m @ 0.7 g/t	2020 Phase 3
TTPC20-035	165	173.94	8.94	2.7	8.94m @ 2.7 g/t	2020 Phase 3
TTDD20-036	215	217.4	2.4	0.8	2.4m @ 0.8 g/t	2020 Phase 3
TTDD20-036	242.2	267	24.8	1.5	24.8m @ 1.5 g/t	2020 Phase 3
TTPC20-039	41	50	9	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-039	70	75	5	0.7	5m @ 0.7 g/t	2020 Phase 3
TTPC20-039	85	120	35	2.1	35m @ 2.1 g/t	2020 Phase 3
TTPC20-039	129.4	140	10.6	3.3	10.6m @ 3.3 g/t	2020 Phase 3
TTPC20-039	146.86	150.5	3.64	1.3	3.64m @ 1.3 g/t	2020 Phase 3
TTPC20-039	155	161.32	6.32	0.5	6.32m @ 0.5 g/t	2020 Phase 3
TTPC20-039	169.18	173.25	4.07	2.9	4.07m @ 2.9 g/t	2020 Phase 3
TTDD20-040	0	4	4	1.1	4m @ 1.1 g/t	2020 Phase 3
TTDD20-040	130.2	132.8	2.6	1.1	2.6m @ 1.1 g/t	2020 Phase 3
TTDD20-040	142.7	153.3	10.6	1.6	10.6m @ 1.6 g/t	2020 Phase 3
TTDD20-040	156.6	159.7	3.1	0.4	3.1m @ 0.4 g/t	2020 Phase 3
TTDD20-040	170.8	188	17.2	1.3	17.2m @ 1.3 g/t	2020 Phase 3
TTPC20-041	71	107	36	1.9	36m @ 1.9 g/t	2020 Phase 3
TTPC20-041	113	115	2	10.7	2m @ 10.7 g/t	2020 Phase 3
TTDD20-044	181	186.7	5.7	1.6	5.7m @ 1.6 g/t	2020 Phase 3
TTDD20-044	189.8	202.3	12.5	3.2	12.5m @ 3.2 g/t	2020 Phase 3
TTDD20-044	207	228.6	21.6	2.3	21.6m @ 2.3 g/t	2020 Phase 3
TTPC20-047	30	34	4	0.6	4m @ 0.6 g/t	2020 Phase 3
TTRC20-051	0	2	2	8.4	2m @ 8.4 g/t	2020 Phase 3
TTRC20-051	58	62	4	0.5	4m @ 0.5 g/t	2020 Phase 3
TTRC20-051	69	74	5	0.7	5m @ 0.7 g/t	2020 Phase 3

Notes:

1. Intervals indicated are not true widths as there is insufficient information to calculate true widths.  However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

2. Intervals shaded gray were reported previously.  See November 30, 2020 press release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding future mining at Miradani North, including with respect to the nature and extent of possible pit designs and the commencement of further mining along the Miradani trend; the undertaking of a resource estimate with respect to the Company's exploration program, including the timing and results thereof; the expected results of the exploration program (including its ability to provide the confidence for undertaking a resource estimate and further engineering studies) and the nature and timing of future exploration programs; and information regarding planned future exploration, drilling and mining. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; mining proceeding as currently anticipated; the Company proceeding with further exploration programs as currently anticipated; that the Joint Venture approves the Company's increase to the exploration budget; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's exploration program may not proceed as planned, or at all, and may fail to achieve the targets and milestones planned for the exploration program; that drilling conditions and exploration targets may not conform to the Company's expectations; that the Company may not undertake planned future mining or exploration; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.